EXHIBIT 99.1

Equinor to commence fourth tranche of the share buy-back programme for 2024

Equinor (OSE: EQNR, NYSE: EQNR) will on 25 October 2024 commence the fourth and final tranche of up to USD 1.6 billion of the share buy-back programme for 2024, as announced in relation with the third quarter results 24 October 2024.

In this fourth tranche, shares for up to USD 528 million will be purchased in the market, implying a total tranche of up to USD 1.6 billion including shares to be redeemed from the Norwegian State. The tranche will end no later than 31 January 2025.

Equinor announced at the Capital Market Update in February 2024 a two-year share buy-back programme of total USD 10-12 billion for 2024-2025, with up to USD 6 billion for 2024, including shares to be redeemed from the Norwegian State. The share buy-back programme will be subject to market outlook and balance sheet strength and be structured into tranches where Equinor will buy back shares for a certain value in USD over a defined period. For the fourth tranche for 2024, Equinor will be entering into a non-discretionary agreement with a third party who will execute repurchases of shares and make its trading decisions independently of the company.

Commencement of new share buy-back tranches after the fourth tranche for 2024 will be decided by the board of directors on a quarterly basis in line with the company’s dividend policy and will be subject to board authorisation for share buy-back from the company’s annual general meeting and agreement with the Norwegian State regarding share buy-back (as further described below).

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares purchased as part of the fourth tranche for 2024 will thus be cancelled through a capital reduction at the annual general meeting of the company in May 2025.

Further information about the share buy-back programme and the fourth tranche:

The fourth tranche of the share buy-back programme for 2024 is based on an authorisation granted to the board of directors at the annual general meeting of the company held on 14 May 2024. According to the authorisation, the maximum number of shares to be purchased in the market is 92 million, of which 52,868,185 remain available per commencement of the fourth tranche for 2024 (buy-backs made under previous tranches in the authorisation period taken into account). The minimum price that can be paid per share is NOK 50, and the maximum price is NOK 1,000. The authorisation is valid until the earliest of 30 June 2025 and the annual general meeting of the company in 2025.

An agreement between Equinor and the Norwegian State regulates the State’s participation in the share buy-back: at the annual general meeting of the company in May 2025, the State will, as per proposal by the board of directors, vote for the cancellation of shares purchased in the market pursuant to the board authorisation, and the redemption and cancellation of a proportionate number of its shares in order to maintain its ownership share in the company at 67%. The price to be paid to the State for redemption of the State’s shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus an interest rate compensation, adjusted for any dividends paid.

In the fourth tranche for 2024, shares will be purchased on the Oslo Stock Exchange and possibly other trading venues within the EEA. Transactions will be conducted in accordance with applicable safe harbour conditions, and as further set out in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Oslo Stock Exchange's Guidelines for buy-back programmes and price stabilisation from February 2021.

The board of directors will propose to the annual general meeting of the company to be held in May 2025, to cancel shares purchased in the market in this fourth tranche for 2024 and to redeem and cancel a proportionate number of the State’s shares per the agreement with the State. Based on renewal of this agreement, shares purchased under subsequent tranches of the two-year share buy-back programme for 2024-2025 and a proportionate number of the State’s shares will follow a similar process at the annual general meetings of the company in 2025 and 2026, respectively.

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Further information from:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584